Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Pony AI Inc.

小馬智行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 2026)

RECORD DATE FOR THE FORTHCOMING ANNUAL GENERAL MEETING AND

RESIGNATION OF JOINT COMPANY SECRETARY

Record Date for the forthcoming Annual General Meeting

The board of directors (the “Board”) of Pony AI Inc. (the “Company”) announces that the record date for the purpose of determining the eligibility of the holders of the Class A ordinary shares and the Class B ordinary shares of the Company, par value US$0.0005 each (the “Ordinary Shares”), to vote and attend the forthcoming annual general meeting of the Company (the “AGM”) will be as of the close of business on Tuesday, May 5, 2026, Hong Kong time (the “Ordinary Shares Record Date”).

In order to be eligible to vote and attend the forthcoming AGM, with respect to Ordinary Shares registered on the Company’s Hong Kong share registrar, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited (the “Hong Kong Share Registrar”), at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Tuesday, May 5, 2026, Hong Kong time; and with respect to the Ordinary Shares registered on the Company’s principal share registrar in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Walkers Corporate Limited (the “Principal Share Registrar”), at 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands, no later than 10:30 a.m. on Tuesday, May 5, 2026, Hong Kong time. All persons who are registered holders of the Ordinary Shares on the Ordinary Shares Record Date will be entitled to vote and attend the forthcoming AGM.

Holders of American Depositary Shares of the Company (the “ADSs”) issued by Deutsche Bank Trust Company Americas as the depositary of the ADSs (the “Depositary”), as of the close of business on Tuesday, May 5, 2026, New York time (the “ADSs Record Date”, and together with the Ordinary Shares Record Date collectively known as the “Record Date”), will be able to instruct the Depositary, being the holder of record of the Class A ordinary shares represented by the ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. The Depositary will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the forthcoming AGM the Class A ordinary shares represented by the ADSs in accordance with the instructions that it has properly received directly from the ADS holders if the ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. Please be aware that, because of the time difference between Hong Kong and New York, any ADS holders that cancel their ADSs in exchange for Class A ordinary shares of the Company on Tuesday, May 5, 2026, New York time will no longer be ADS holders with respect to such canceled ADSs as of the ADSs Record Date and will not be able to instruct the Depositary as to how to vote the Class A ordinary shares represented by such canceled ADSs as described above; such ADS holders will also not be holders of the Class A ordinary shares represented by such canceled ADSs as of the Ordinary Shares Record Date for the purpose of determining the eligibility to attend and vote at the forthcoming AGM.

Details including the date and location of the forthcoming AGM will be set out in the notice of the AGM to be issued and provided to holders of Ordinary Shares and ADSs as of the respective Record Date together with the proxy materials in due course.

Resignation of Joint Company Secretary

The Board hereby announces that Mr. Tian Gao (高天) (“Mr. Gao”) resigned as a joint company secretary of the Company in order to devote his time on his other personal commitments with effect from April 16, 2026.

Mr. Gao has confirmed that he has no disagreement with the Board and the Company, and there are no matters relating to his resignation that need to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). The Board expresses its sincere gratitude to Mr. Gao for his contributions to the Group during his term of office.

Upon the resignation of Mr. Gao, Mr. Tung Ching Raphael Ng (吳東澄), another joint company secretary of the Company who meets the requirements of a company secretary under Rule 3.28 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, will remain in office and act as the sole company secretary of the Company.

By order of the Board
Pony AI Inc.
Dr. Jun Peng
Chairman of the Board and Chief Executive Officer

Hong Kong, April 16, 2026

As of the date of this announcement, the Board comprises: (i) Dr. Jun Peng and Dr. Tiancheng Lou as executive directors; (ii) Mr. Fei Zhang and Mr. Takeo Hamada as non-executive directors; and (iii) Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed as independent non-executive directors.

*            For identification purpose only

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